QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.4

AMENDMENT NO. 01

Dated March 20, 2007

TO

that certain Preferred Stock Purchase Warrant No. PAWLH-1 dated as of March 21, 2005, ("Warrant")
by and between LIGHTHOUSE CAPITAL PARTNERS V, L.P. ("Holder")
and NOVACARDIA, INC. ("Company").

(All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Warrant.)

Without limiting or amending any other provisions of the Warrant, Holder and Company agree to the following:

a)
The first paragraph of Section 2(b) shall be deleted and replaced with the following:

        "(b) On the Commitment Termination Date, the Exercise Quantity shall automatically be increased by (i) such additional number of shares as is equal to 2% of the Aggregate Advances under the Loan Agreement, if any, divided by (ii) the Purchase Price. For purposes of clarification, the number of Shares that the Exercise Quantity will be increased by is 119,047."

Except as amended hereby, the Warrant remains unmodified and unchanged. This amendment shall be governed by the laws of the State of Delaware, and may be executed in multiple counterparts, each of which shall be considered an original but all of which shall constitute one and the same agreement.

COMPANY:		HOLDER:
NOVACARDIA, INC.		LIGHTHOUSE CAPITAL PARTNERS V, L.P.
		By:	LIGHTHOUSE MANAGEMENT PARTNERS V, L.L.C., its general partner
By:	/s/ Randall E. Woods		By:	/s/ Darren Haggerty
Name:	Randall E. Woods		Name:	Darren Haggerty
Title:	CEO		Title:	Director of Portfolio Analysis

QuickLinks

  Exhibit 4.4